40-33
811-6463


AIM
INVESTMENTS


05064658

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

September 19, 2005


SEC MAIL PROCESSING
RECEIVED
SEP 26 2005
WASH. D.C. 183 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel


PROCESSED
SEP 29 2005
THOMSON

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Parthasarathy v. AIM\Appeal\Corr\L-091905SEC.doc
091905 (1) vtt

United States Court of Appeals

For the Seventh Circuit
Chicago, Illinois 60604

September 2, 2005

By the Court:

ROBERT POTTER, EDNA GRENCH and DOROTHY LUETTINGER, individually and on behalf of all others similarly situated, Plaintiffs-Appellants,	Appeal from the United States District Court for the Southern District of Illinois.
No. 05-2895 v.	No. 03 C 692
JANUS INVESTMENT FUND, JANUS CAPITAL MANAGEMENT LLC, SCUDDER INTERNATIONAL FUND, INC., et al., Defendants-Appellees.	David R. Herndon, Judge.
STEVE DUDLEY and BETH DUDLEY, individually and on behalf of all others similarly situated, Plaintiffs-Appellants,	Appeals from the United States District Court for the Southern District of Illinois.
Nos. 05-2896 and 05-2911 v.	Nos. 03 C 852 03 C 853
PUTNAM INTERNATIONAL EQUITY FUND and PUTNAM INVESTMENT MANAGEMENT, LLC, Defendants-Appellees.	G. Patrick Murphy, Chief Judge.
GARY VOGELER, Plaintiff-Appellant,	Appeal from the United States District Court for the Southern District of Illinois.
No. 05-2912 v.	No. 03 C 843
COLUMBIA WANGER ASSET MANAGEMENT L.P. and COLUMBIA ACORN TRUST, Defendants-Appellees.	David R. Herndon, Judge.

- over -

AVERY JACKSON, Plaintiff-Appellant, No. 05-2981 v. VAN KAMPEN SERIES FUND, INC. and VAN KAMPEN INVESTMENT ADVISORY CORPORATION, Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 04 C 56 David R. Herndon, Judge.
TERRY SPURGEON, as Custodian for the Benefit of James E. Spurgeon, individually and on behalf of all others similarly situated, Plaintiff-Appellant, No. 05-3011 v. PACIFIC LIFE INSURANCE COMPANY, Defendant-Appellee.	Appeal from the United States District Court for the Southern District of Illinois. No. 04 C 355 Michael J. Reagan, Judge.
CARL KIRCHER and ROBERT BROCKWAY, individually and on behalf of all others similarly situated, Plaintiffs-Appellants, No. 05-3389 v. PUTNAM FUNDS TRUST, a Business Trust, PUTNAM INVESTMENT MANAGEMENT, LLC, EVERGREEN INTERNATIONAL TRUST, a Business Trust, et al., Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 03 C 691 David R. Herndon, Judge.
DONALD BRADFISCH, individually and on behalf of all others similarly situated, Plaintiff-Appellant, No. 05-3390 v. TEMPLETON FUNDS, INC, and TEMPLETON GLOBAL ADVISORS LIMITED, Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 05 C 298 Michael J. Reagan, Judge.

Nos. 05-2895, 05-2896, 05-2911, 05-2912, 05-2981, 05-3011, 05-3389, 05-3390, 05-3548, 05-3558 and 05-3559

T. K. PARTHASARATHY, EDMUND WOODBURY, STUART A. SMITH, et al., Plaintiffs-Appellants, No. 05-3548 v. T ROWE PRICE INTERNATIONAL FUNDS INC., a corporation, T ROWE PRICE INTERNATIONAL INC., ARTISAN FUNDS, INC., a corporation, et al., Defendants-Appellees.	Appeal from the United States District Court for the Southern District of Illinois. No. 03 C 673 David R. Herndon, Judge.
VINCE KWIATKOWSKI and EDMUND WOODBURY, Plaintiffs-Appellants, Nos. 05-3558 and 05-3559 v. TEMPLETON GROWTH FUND INC. and TEMPLETON GLOBAL ADVISORS LIMITED, Defendants-Appellees.	Appeals from the United States District Court for the Southern District of Illinois. Nos. 05 C 299 05 C 301 G. Patrick Murphy, Chief Judge.

ORDER

The court, on its own motion, orders that these appeals are CONSOLIDATED for purposes of briefing and disposition.

The briefing is SUSPENDED pursuant to the court's order of August 16, 2005.